SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                               SCHEDULE 13G


                  Under the Securities Exchange Act of 1934
                            (Amendment No. 11)*



                           CINTAS CORPORATION

                ___________________________________________
                             (Name of Issuer)



                       Common Stock, No Par Value

                ___________________________________________
                      (Title of Class of Securities)

                               172908 10 5

                ___________________________________________
                             (CUSIP Number)

   Check the following box if a fee is being paid with this
   statement    .  (A fee is not required only if the filing
   person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
   18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
   (however, see the Notes).

                    (Continued on following page(s))
                                       Page 1 of 4 Pages
      PAGE

CUSIP NO. 172908 10 5     13G            Page 2 of 4 Pages

   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              JOAN A. GARDNER
              ###-##-####

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)__

              N/A                                         (b)__


   3     SEC USE ONLY

   4     CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America

   NUMBER OF                   5     SOLE VOTING POWER
   SHARES                               2,457,486
   BENEFICIALLY                6     SHARED VOTING POWER
   OWNED BY                                  0
   EACH                        7     SOLE DISPOSITIVE POWER
   REPORTING                            2,457,486
   PERSON WITH                 8     SHARED DISPOSITIVE POWER
                                              0

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

           2,457,486

   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*

             See Item 4

   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               5.2%

   12    TYPE OF REPORTING PERSON*
               IN

      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                              Page 3 of 4 Pages

   ITEM 1(a)  Name of Issuer:  Cintas Corporation

   1(b)  Address of Issuer's Principal Executive Office:

                   6800 Cintas Boulevard
                   P.O. Box 625737
                   Cincinnati, Ohio  45262

   2(a)  Name of Persons Filing: Joan A. Gardner

   2(b)  Address of Principal Business Office:

                   6800 Cintas Boulevard
                   P.O. Box 625737
                   Cincinnati, Ohio  45262

   2(c)  Citizenship:  U.S.A.
   2(d)  Title of Class of Securities:  Common Stock, No Par
         Value
   2(e)  CUSIP No.:  172908 10 5

   3.  If this Statement is Filed Pursuant to Rules 13d-1(b) or
       13d-2(b), check whether the Person Filing is a:   N/A

   4.  Ownership:

        (a)  See Item 9 of cover page
        (b)  See Item 11 of cover page
        (c)  See Items 5-8 of cover page

        This Amendment No. 11 to Schedule 13G is filed solely by
   Joan A. Gardner. The original Schedule 13G and all amendments prior to Amendment No. 8 to Schedule 13G were filed by
   Joan A. Gardner and Richard T. Farmer on the same Schedule
   13G.

        The aggregate amount of shares shown in Items 5, 7, and 9 for Joan A. Gardner includes 1,913,638 shares representing Mrs. Gardner's interest in Garfam Partners, L.P., 271,122 shares held in various trusts established by her for her emancipated children and 272,726 shares held by the Joan A. Gardner Trust dated 11/2/87, but excludes 871,187 shares representing Mrs. Gardner's husband's interest in Garfam Partners, L.P., 32,791 shares representing Mr. Gardner's interest in Garfam Enterprises, Inc., 84,616 shares owned directly by Mr. Gardner, 6,250 shares issuable to Mr. Gardner pursuant to options exercisable within 60 days, 411,152 shares held in various trusts established by Mr. Gardner for his emancipated children and 82,322 shares held by the Gardner Family Charitable Lead Trust, all of which Mrs. Gardner disclaims beneficial ownership.

                                               Page 4 of 4 Pages

   5.    Ownership of 5% or less of class:  N/A

   6.     Ownership of more than 5% on behalf of another person:
          N/A

   7. Identification and classification of the subsidiary which acquired the security being reported by the parent holding company: N/A

   8. Identification and classification of members of the group: N/A

   9.    Notice of dissolution of group:  N/A

   10.   Certification:  N/A

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:  February  8, 1996    /s/Joan A. Gardner
                                  Joan A. Gardner